Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

October 11, 2016

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Gabriel Eckstein, Staff Attorney

Barbara Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed May 16, 2016 File No. 001-35147

Dear Mr. Krikorian, Mr. Youngwood, Mr. Eckstein and Ms. Jacobs:

This letter sets forth the Company’s response to the comments contained in the letter dated September 13, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year ended December 31, 2015

Item 3. Key Information

D. Risk Factors

If we are deemed an “investment company” under the Investment Company Act of 1940..., page 5

1.	You state that your investments “may be deemed to be investment securities within the meaning of the Investment Company Act of 1940.” Please clarify to state, if true, that as of the fiscal year end you may be deemed an investment company depending on the amount of investment securities held. Also clarify the negative impact to your business from being deemed an investment company, including the inability to raise capital through the sale of securities or to conduct business in the United States. Finally, advise what consideration you gave to highlighting any potential liability from being considered an investment company under the Investment Company Act.

The Company respectfully advises the Staff that, in drafting the disclosure on page 5 of the 2015 20-F, the Company had two considerations for choosing not to include an explicit statement of the link between holding “investment securities” and being deemed to be an “investment company” under the Investment Company Act of 1940 (the “1940 Act”). First, the Company viewed the existence of a link between holding “investment securities” and being deemed to be an “investment company” as self-evident, not only from the similarity between the terms themselves but also from the fact that the Company chose to preface its disclosure on the risk of being deemed to be an investment company with two sentences on assets of the Company that may be deemed to be investment securities. Second, the Company believed that an accurate explanation of how the amount of “investment securities” relates to the determination of whether a company is an “investment company” under the 1940 Act would necessitate discussions of such matters as what it means to be primarily engaged in a business other than investing in securities under Section 3(b)(1) of the 1940 Act and how the courts might apply the five factors of the Tonopah test, which ultimately, in the Company’s opinion, would be more confusing than enlightening.

If the Company were unable to comply with its reporting obligations as a public company in the United States and were delisted from the New York Stock Exchange, the Company believes that the negative impact on its business of being unable to raise capital in the United States or to do business in the United States would be relatively minor compared to the negative impact on the liquidity and value of the Company’s ADSs and Class A ordinary shares. The Company has not raised capital in the United States since its initial public offering and has no plans to do so, and the Company has no material business operations in the United States, so any negative impact to the Company would be relatively indirect and hypothetical. The Company chose to focus the risk factor on the immediate direct negative impact which it reasonably believed to be of the greatest significance to investors, and the Company respectfully maintains that the risk factor included in the 2015 20-F is more effective disclosure, by virtue of being more concise and focused, than if the risk factor had been expanded.

The Company announced a plan on September 30, 2016 to dispose of most of its investments (by estimated fair market value) in a single transaction, and the Company expects to carry out this plan no later than the first quarter of 2017. After the plan has been carried out, the Company anticipates that less than 40% of its total assets on an unconsolidated basis will be comprised of “investment securities” as defined under the 1940 Act. Consequently, the Company believes that the likelihood of the risks described in this risk factor materializing is now low and that further revision to emphasize these risks is not warranted.

Future disposals of long-term investments..., page 5

2.	You disclose that you plan to reduce the number and aggregate size of your investments. Where appropriate, please consider providing greater specificity with regard to your plan to the extent known. For example, it seems appropriate to disclose: the reason for reducing your investment holdings; how the reduction fits within your business strategy; and how restrictions under shareholder agreements or similar documents affect such plans.

As of the time that it filed the 2015 20-F, the Company did not have a definite plan on how to reduce the number and aggregate size of its investments, and consequently it would not have been possible for the Company to disclose any specifics at that time. The Company has since announced a plan on September 30, 2016 to dispose of most of its investments (by estimated fair market value) in a single transaction. The degree to which the reduction in number and aggregate size of its investments will affect the Company’s business plans remains to be seen, as the entity that will hold these investments is likely to be majority-owned by the shareholders who are majority owners of the Company, and the Company respectfully suggests this disclosure would most appropriately be included in the annual report on Form 20-F to be filed for the 12 months ending December 31, 2016 (the “2016 20-F”).

Item 4. Information on the Company, page 40

3.	In the first risk factor on page 5, you disclose that your business has significantly changed in recent years and now includes “internet finance and other new initiatives.” In addition, you disclose in the last sentence on page 5 that you had 55 unconsolidated subsidiaries and investment funds as of December 31, 2015. Please explain the nature of and strategy for the significant amount of investments held and investment income earned. Also explain why your investments appear to be primarily through non-controlling interests. Your disclosures should clarify that investing activities are a principal business activity and are a major factor affecting your results of operations and financial condition. Further, discuss the material acquisitions and dispositions of short-term and long-term investments for each period presented. We refer you to Items 4 and 5.B to Form 20-F and Sections III and IV of SEC Release 33-8350.

The Company does not view its investing activities as a principal business activity, but rather as ancillary to its principal business activities, which are the operation of a social networking platform and an internet finance business. Its strategy for making these investments was described on page 21 of the 2015 20-F in the following terms: “We have made a series of long-term investments in privately held companies that we believe offer synergies or access to resources and know-how that will be useful in developing our own business operations, particularly in our internet finance business.” As the Company does not have a separate strategy for these investments apart from its strategy for its principal business activities, the Company did not view it as necessary or appropriate to include a separate discussion of those investments from a strategic perspective.

The Company has had experience with acquiring controlling interests in companies, not all of which has been positive. Acquiring control of a business can sometimes stifle creativity and initiative. The Company believes that better results can be achieved in many cases by leaving the founder of a company in control. In many cases, acquiring a controlling interest is simply not an option, as founders of particularly promising companies are usually not interested in selling a controlling stake to a third party. While the Company has primarily invested through non-controlling interests, it is often the largest single investor or the largest single minority investor, and it normally obtains a board seat as a condition of making an investment of significant size. The Company believes that it can achieve the strategic goals for its social networking and internet finance businesses by wielding influence in companies with related businesses without necessarily gaining control of them.

The Company’s long-term investments in privately held companies generally were chosen not with a view towards generating investment income but rather for strategic business reasons. For this reason, the Company’s long-term investments generally have not had a major impact on the Company’s financial results and consequently have not been discussed in detail. In this regard, please note that the Company’s earnings in equity method investments in 2013 and 2014 were primarily due to the Company’s investment in Japan Macro Opportunities Offshore Partners, LP, which was one of the minority of long-term investments undertaken for treasury investment rather than strategic business reasons. This investment, while classified as long-term, was not part of the Company’s business or strategy, and in fact the Company disposed of it in 2015.

Those investments which were a major factor affecting the Company’s results of operations in 2013, 2014 and 2015 were short-term investments unrelated to the aforementioned 55 unconsolidated subsidiaries and investment funds. As detailed on page F-57 of the 2015 20-F, the Company’s results of operations in 2014 and 2015 were most significantly impacted by derivative financial instruments classified as short-term investments, for which the Company recorded losses from derivatives of $37.0 million in 2014 and $100.6 million in 2015. These losses were discussed in the Risk Factors section on page 6 of the 2015 20-F and in the year-on-year comparison of Results of Operations on page 88 of the 2015 20-F. Further disclosure can be found in the Off-Balance Sheet Arrangements section on page 95 of the 2015 20-F and in the Quantitative and Qualitative Disclosures About Market Risk section on page 120 of the 2015 20-F. Aside from the above, the Company had realized gains from short-term investments of $55.8 million in 2013 and $175.2 million in 2014 that were primarily related to the Company’s investments in the publicly traded American depositary shares of Qihoo 360 Technology Co. Ltd. The Company has not made material investments in publicly traded securities since its disposition of this investment in 2014.

The Company’s material acquisitions and dispositions of short-term and long-term investments are disclosed in footnotes 8 and 9 to the audited financials included in the 2015 20-F. Since the Company does not view its investing activities as a principal business activity, but rather as ancillary to its principal business activities, the Company feels that it is neither necessary nor appropriate to discuss them except to the extent that they have a material impact on the Company’s business activities.

The Company announced a plan on September 30, 2016, to dispose of most of its investments (by estimated fair market value) in a single transaction. The Company expects to have carried out this plan before the filing date for the 2016 20-F and it will provide the appropriate disclosure relating to the disposition of these assets and the effect of that disposition on the Company’s business strategy in the 2016 20-F.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-12

4.	Please tell us your consideration of providing corresponding disclosures in the financial statements similar to the matters addressed in our comments 2 and 3 above. In addition, supplementally provide a detailed analysis of why you are not within the scope of ASC 946-10-15.

The Company respectfully advises the Staff that as of the time that it filed the 2015 20-F, the Company did not have a definite plan on how to reduce the number and aggregate size of its investments, and consequently it would not have been possible for the Company to disclose any specifics at that time. The Company has since announced a plan on September 30, 2016 to dispose of most of its investments (by estimated fair market value) in a single transaction. Given the above, the Company respectfully suggests the corresponding disclosures would most appropriately be included in its financial statements for the year ending December 31, 2016.

The Company further advises the Staff that the Company does not view its investing activities as a principal business activity, but rather as ancillary to its principal business activities, which are the operation of a social networking platform and an internet finance business as disclosed on page F-12 to the consolidated financial statements for the year ended December 31, 2015. The Company respectfully requests the Staff to refer to its responses to comment 2 and 3 above for more information on the Company’s considerations.

According to ASC 946-10-15-5, “an entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company”. The Company considered its purpose and design in making this assessment according to ASC 946-10-15-6 to 15-7 and determined that it is not an investment company as follows.

An investment company has the following fundamental characteristics:

a.	It is an entity that does both of the following:

1.	Obtains funds from one or more investors and provides the investor(s) with investment management services

The Company obtained funds from the shareholders during its initial public offering, while the Company provided no investment management services to the shareholders.

2.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

As disclosed in Note 1 on page F-12 to the consolidated financial statements of the Company for the year ended December 31, 2015, the Company, its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries were primarily engaged in the operation of its social networking internet platform through which it provides online advertising services and internet value-added services, as well as the operation of financial services platforms to provide internet finance services. It is not an entity that commits to the investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b.	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

As discussed above, the Company, its consolidated subsidiaries, VIEs and VIEs’ subsidiaries were primarily engaged in the operation of its social networking internet platform through which it provides online advertising services and internet value-added services, as well as the operation of financial services platforms to provide internet finance services, which is the Company’s business purpose and substantive activities other than to obtain capital appreciation or investment income from investees.

The Company respectfully advises the Staff that it does obtain benefits from its investees that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. As disclosed on page 21 of the 2015 20-F of the Company, the Company has made a series of long-term investments in privately held companies that the Company believes offer synergies or access to resources and know-how that will be useful in developing the Company’s own business operations. When making these investments, the Company normally negotiates the right to appoint a director to the board of directors of these investees to gain access to knowhow and insights into the relevant industry. For example, the Company made investments in Social Finance Inc. (“SoFi”) and applied many of the lessons from SoFi’s experience in the U.S. market to the development of the Company’s internet finance business in the Chinese market. Therefore the Company has the objective of obtaining returns or benefits from the investees or their affiliates that are other than capital appreciation or investment income.

In addition, the Company also had certain relationships and activities that would be inconsistent with the characteristics of an investment company according to ASC 946-10-55-8 as follows.

•	The entity or its affiliates acquire, use, exchange, or exploit the processes, assets, or technology of an investee or its affiliates. This includes the entity or its affiliates having disproportionate or exclusive rights to acquire assets, technology, products, or services of an investee or its affiliates (for example, by holding an option to purchase an asset from an investee if the asset’s development is deemed successful).

As disclosed on page 107 to page 108 of the 2015 20-F of the Company, the Company and its affiliates have acquired services from certain of its investees, such as valuation services for used cars from 268V Limited.

•	There are other arrangements between the entity or its affiliates and an investee or its affiliates to jointly develop, produce, market, or provide products or services.

The Company entered into agreements and provided rental financing services to individuals referred by one of its investee who is an apartment agent.

•	There are transactions between the entity or its affiliates and an investee or its affiliates that meet any of the following:

i.	They are on terms that are unavailable to entities that are not affiliates of the investee.

ii.	They are not at fair value or are not conducted at arm’s length.

iii.	They represent a substantive portion of the investee’s or the entity’s business activities, including business activities of affiliates of the entity or affiliates of the investee.

As disclosed on page 107 to page 108 of the 2015 20-F of the Company, the Company and its affiliates provide certain investees or their affiliates (such as Golden Axe Inc.) loans to support their business operations without interest or with low interest rates, which are unavailable to entities that are not investees or their affiliates.

Based on the above analysis, the Company does not meet any of the fundamental characteristics of an investment company as described in ASC 946-10-15-6. As such, according to ASC 946-10-15-8, the Company determined that it is not an investment company within the scope of ASC 946-10-15.

Note 2. Summary of Significant Accounting Policies

Financial Instruments, page F-38

5.	We note that you did not disclose the fair value of your cost investments due to the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. Please clarify why you believe that the cost makes it impractical to obtain these amounts and how you weighed such costs as compared to the materiality of such investments. We refer you to ASC 825-10-50-16 to 50-19.

The Company respectfully advises the Staff that the Company considered it not practicable to estimate the fair value of its cost method investments for which a quoted market price is not available due to both excessive cost as well as due to the lack of available information to fair value those investments. Specifically, many of the investees are start-up companies in China and operate in emerging industries for which the Company has not been able to obtain information pertinent to estimate their fair values. Valuation methods to estimate the fair value of such investments are complex and either require the use of the market approach and the identification of appropriate benchmark or the income approach and the need to obtain financial information from the investee. During 2015, the Company has attempted to contact a number of its cost method investees to obtain the financial information. As the Company only holds a minor investment and is not able to exercise significant influence, it has not been successful in obtaining the necessary information Additionally, the Company has also considered ASC 825-10-50-16 and ASC-10-50-19 and determined that as the majority of the individual investees differ from each other, the Company concluded that it was not practicable to estimate the fair value of the cost method investments on a portfolio basis, or to only estimate the fair value of a subset of the cost method investments.

Note 9. Long-Term Investments, page F-58

6.	We note your investment in Social Finance Inc. Please tell us what consideration you gave to the financial statement requirements in Rule 3-09 of Regulation S-X. Please provide us with your significance tests.

The Company respectfully advises the Staff that the Company considered the application of the financial statement requirements in Rule 3-09 of Regulation S-X, which requires a registrant to provide separate financial statements of 50 percent or less owned entities in its SEC filings if either the investment or income conditions set forth in Rule 1-02(w) are met with respect to an investment accounted for under the equity method. Specifically, the tests below should be performed to determine the significance of the 50 percent or less owned entities:

1.	whether the registrant’s and its subsidiaries’ investments in and advances to any of the 50 percent or less owned entities exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (“Investment Test”); and

2.	whether the registrant’s proportionate share of pre-tax income from continuing operations reflected in the separate financial statements of the investees prepared in accordance with generally accounting principles in the United States (“U.S. GAAP”) for the period in which the registrant recognizes income or loss from the investee exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year (“Income Test”).

The Company respectfully advises the Staff that the tests on its investment in SoFi were performed and the results were as follows:

1.	Investment Test. As disclosed in Note 9 on page F-58 to the consolidated financial statements for the year ended December 31, 2015, the Company’s and its subsidiaries’ investments in SoFi consisted of an equity method investment in the preferred shares issued by SoFi and a held-to-maturity investment to the series 2012-A Senior Secured Sofi Loan Notes issued by SoFi, with a carrying value of $235.9 million and $5.9 million, respectively. Except for the investments aforementioned, no other investments or advances were made by the Company or its subsidiaries to SoFi. Based on above, the Company respectively advises the Staff that the result of the Investment Test as of December 31, 2015 was 19 percent (($235.9 million +$5.9 million)/$1,267.8 million), which did not exceed 20 percent of the total consolidated assets of the Company as of December 31, 2015.

2.	Income Test. The Company’s proportionate share of the pre-tax loss from continuing operations reflected in the separate financial statements of SoFi prepared in accordance with U.S. GAAP for the period in which the Company recognized losses from Sofi amounted to $3.9 million for the year ended December 31, 2015. The Company and its subsidiaries consolidated losses from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle amounted to approximately $220.1 million (calculated by taking the Company’s loss from continuing operations of $223.2 million adjusted for income tax expense of $3.1 million). As both the Company and SoFi incurred a loss in 2015, the Company’s share of SoFi pretax loss from continuing operations was not excluded from the Company’s pretax loss from continuing operations when the significance test was performed. Based on the above, the Company respectively advises the Staff that the result of the Income Test was about 2 percent ($3.9 million/$220.1 million), which did not exceed 20 percent of the Company and its subsidiaries consolidated losses from continuing operations before income taxes, extraordinary items and cumulative effective of a change in accounting principle for the year ended December 31, 2015.

7.	Tell us how you considered ASC 323-10-15-10 when evaluating whether you have significant influence over Social Finance Inc. Please provide a detailed analysis that supports your conclusion.

The Company respectfully advises the Staff that the Company has considered ASC 323-10-15-10 when evaluating whether the Company has significant influence over SoFi as follows, and the Company determined that the presumption that the Company has significant influence over SoFi was not overcome.

•	Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor’s ability to exercise significant influence.

There was no opposition by SoFi challenging the Company’s ability to exercise significant influence.

•	The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder.

The Company has not signed any agreements to surrender significant rights as a shareholder.

•	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

As of December 31, 2015, the Company had about 21 percent ownership of SoFi and was the second largest shareholder of SoFi. Additionally, the largest shareholder of the Company held about 24 percent ownership of SoFi. No other individual shareholder, together with its affiliates, held more than 10 percent ownership of SoFi. Therefore the Company believes that no small group of shareholders of SoFi would come into being that would be able to operate SoFi without regard to the views of the Company.

•	The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

The Company has been able and continues to be able to obtain quarterly and annual financial information from SoFi to apply the equity method.

•	The investor tries and fails to obtain representation on the investee’s board of directors.

The Company has obtained one seat out of seven on the board of directors of SoFi.

8.	We note that you classify the convertible redeemable preferred shares as available-for-sale investments. Tell us and disclose the redemption terms for each preferred share. We refer you to ASC 320-10-25-1(b).

The Company respectfully advises the Staff that despite the equity-like features of preferred shares, it considers a preferred share that by its terms either must be redeemed by the investee or is redeemable at the option of the investor as a debt security in nature per ASC 320-10-20, and therefore classifies such preferred shares as available-for-sale investments according to ASC 320-10-25-1(b).

As disclosed in Note 9 on page F-58 to the consolidated financial statements for the year ended December 31, 2015, the Company mainly held available-for-sale investments in preferred shares issued by Snowball Finance Inc. (“Snowball”), Eall Technology Limited (“Eall”), 268V Limited, Omini Prime Inc. (“Omni”) and Zhu Chao Holding Company Limited (“Zhu Chao”). The key redemption terms are summarized as follows for these preferred shares held by the Company. These preferred shares are redeemable at the option of the holders either (1) on or after a specific date, (2) upon the failure to consummate a public offering of the equity securities within a certain period, or (3) upon a contingent event, which typically includes material breaches of the relevant agreements by the investees, their founders or ordinary shareholders. Since it is assumed that a change in control or an initial public offering is generally not probable until it occurs, the Company has concluded that the contingent event is solely based on the passage of time in the absence of any action by the investors and investees. Therefore the Company determined that these preferred shares are redeemable at the option of the investors, and meet the definition of debt security in accordance with ASC 320. Moreover, according to ASC 320-10-25-1, the Company’s intent of holding these debt securities is not for trading purposes, and thus these debt securities should not be classified as trading securities. Additionally, as there is no maturity period for the Company’s investments in these preferred shares, they cannot be held to maturity or classified as held-to-maturity securities. As a result, the Company classified these preferred shares as available-for-sale investments according to ASC 320-10-25-1(b).

Snowball’s preferred shares

•	Each holder of the preferred shares then outstanding may require Snowball to redeem all but not less than all of the then outstanding preferred shares held by such requesting holder, at any time after the earliest of (i) five years from the issuance of the preferred shares if there is no firm commitment underwritten registered public offering of the shares or other securities of Snowball, (ii) any material adverse change in the regulatory environment, or (iii) any material breach by Snowball and/or the founders of Snowball of the preferred share purchase agreements, the shareholders’ agreement, the Amended Memorandum and Articles of Snowball, or other relevant agreements and documents.

•	The redemption price per preferred share shall be the sum of the original issue price (as adjusted) and all declared but unpaid dividends, plus an assumed 8 percent compounded per annum return for each year the preferred shares were outstanding.

Eall’s preferred shares

•	Each holder of the then outstanding preferred shares may require that Eall redeem all or part of the preferred shares then outstanding, on or after the earlier of (i) January 1, 2019, or (ii) the occurrence of any material breach or violation of any of the Memorandum and Articles of Eall, the preferred share purchase agreements, the shareholders agreement, and other relevant agreements and documents and/or the applicable laws by Eall or any direct or indirect holder of the ordinary shares of Eall.

•	The redemption price per preferred share shall be the amount equal to 100 percent of the original issue price, plus all accrued or declared but unpaid dividends on such preferred shares (subject to adjustments for share split, share dividend, reclassification or other similar events).

268V Limited’s preferred shares

•	At the option of a holder of the preferred shares, 268V Limited shall redeem all, or any, of the outstanding preferred shares held by the requesting holder, at any time after the earliest of (i) the date that there is a material breach by 268V Limited or by any direct or indirect owners of the ordinary shares of 268V Limited, of the preferred share purchase agreements, the shareholder agreement, the restated Articles, and other relevant agreements and documents, (ii) any material adverse change in the regulatory environment that will cause the agreements that provide 268V Limited the control over its variable interest entity to be invalid or unenforceable, or (iii) the failure by 268V Limited to complete a firm underwritten public offering of the shares or other equity securities within five years from the issuance date of the preferred shares.

•	The redemption price shall be equal to the greater of (i) an amount equal to the sum of the original issue price (as adjusted), plus an assumed 12 percent compounded per annum return for each year the preferred shares were outstanding, and all declared but unpaid dividends thereon up to the date of redemption or (ii) the fair market value of each preferred share.

Omni’s preferred shares

•	If so requested by any holder of the preferred shares, Omni shall redeem all or part of such outstanding preferred shares, at any time after the earliest of (i) July 30, 2021, if Omni has not consummated an underwritten public offering of its ordinary shares, (ii) any change of laws or policy with respect to the validity of the agreements that provide Omni with control over its variable interest entity, (iii) any competent governmental authority having determined that it is illegal for Omni to carry on its business as conducted and as proposed to be conducted in accordance with applicable laws, regulations, policies or discretion of competent governmental authorities, and Omni has been unable to carry on such business for at least 3 consecutive months due to such determination or (iv) any material breach by Omni and/or its founders of the preferred share purchase agreements, shareholder agreement or relevant agreements and documents.

•	The price at which each preferred share shall be redeemed shall be equal to the greater of (i) 150 percent of the original issue price of such preferred shares and (ii) the fair market value of such preferred shares.

Zhu Chao’s preferred shares

•	Each holder of the then outstanding preferred shares is entitled to request Zhu Chao to redeem all or part of its outstanding preferred shares on or after the earliest of (i) August 10, 2020, if there has been no firm commitment underwritten public offering of the ordinary shares of Zhu Chao, (ii) the last date of the three-month period commencing from the delivery of notice of the occurrence of any PRC regulatory development by the majority preferred shareholders to Zhu Chao, if, during such three-month period, the ordinary shareholders of Zhu Chao have failed to devise a feasible alternative legal structure reasonably satisfactory to the majority preferred shareholders that will give effect to the rights and preferences of the preferred shareholders under the Memorandum and Articles of Zhu Chao, the preferred share purchase agreement, the shareholder agreement and other relevant agreements and documents (“Zhu Chao Transaction Agreements”), as closely as possible, or (iii) the occurrence of any material breach by Zhu Chao or any holder of the ordinary shares of Zhu Chao of any of the Zhu Chao Transaction Agreements.

•	The redemption price per preferred share shall be the amount equal to 200 percent the original issue price of the preferred share, plus all accrued or declared but unpaid dividends on such preferred share.

Note 12. Short-Term and Long-Term Debt, page F-66

9.	We note from your disclosures on page 6 that your ability to sell certain investments may be subject to restrictions under shareholder agreements or similar documents. Please tell us whether there are any restrictive covenants associated with your long-term debt that financed your investment in Social Finance Inc.

As described on page F-66 of the 2015 20-F, the Company entered into two long-term debt financing arrangements in order to finance its purchase of Series F Preferred Stock of SoFi in 2015.

In connection with the long-term debt financing arrangements between the Company and a trust company in October 2015, the Company issued a senior secured promissory note (the “Note”) to the trust company. Pursuant to the Note, in the event that the Company disposes of the equity securities of SoFi at an implied equity value of SoFi of less than an agreed upon valuation, the Company is obligated to execute an additional equitable mortgage over additional equity securities of SoFi in favor of the trust company. Further, the Company is obligated to deposit all proceeds from any disposals of its investment to a reserve account jointly designated by the Company and the trust company until six months prior to the maturity date of the Note. In addition, the Company mortgaged 7,512,535 Series F Preferred Stock of SoFi (the “Mortgaged Securities”) in favor of the trust company, and covenanted, among other things, not to dispose of the Mortgaged Securities without the prior written consent of the trust company. The Company also issued a warrant which entitles the trust company to purchase 1,502,507 Series F Preferred Stock of SoFi (the “Warrant Shares”) from the Company, and the Company is obligated to hold such number of the Warrant Shares at all times for delivery upon exercise of the warrant.

In addition to the covenants described above relating to the equity securities of SoFi and certain other customary covenants, pursuant to the Note, the Company has agreed not to, without the prior written consent of the trust company and subject to certain exceptions, undertake any of the following:

•	declare or pay dividends;

•	make loans, advance money, grant guarantees or indemnify the liability of any person;

•	incur further financial indebtedness;

•	prepay the other long-term debt in connection with financing the investment in SoFi before the maturity date;

•	hold less than $250 million in book value in investments other than SoFi;

•	create encumbrances over other investments; and

•	amend or terminate the contractual arrangements between its wholly owned PRC Subsidiaries, the consolidated affiliated entities and the shareholders of the consolidated affiliated entities.

In connection with the long-term loan agreement the Company entered into with an asset management company in November 2015, the Company pledged 4,970,573 Series B Preferred Stock, 6,020,695 Series D Preferred Stock and 2,361,116 Series E Preferred Stock of SoFi (the “Pledged Securities”) and covenanted, among other things, not to dispose of the Pledged Securities without the prior written consent of the asset management company.

Save as described above, the Company respectfully advises the Staff that there are no other material restrictive covenants associated with the long-term debt that financed its investment in SoFi.

*       *       *

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4891.

Very truly yours,

/s/ Thomas Jintao Ren
Thomas Jintao Ren
Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP